Filed pursuant to Rule 424(b)(3)
File No. 333-240261

FS CREDIT REAL ESTATE INCOME TRUST, INC.

Supplement dated September 15, 2021

to

Prospectus dated March 2, 2021

This supplement (“Supplement”) contains information which amends, supplements or modifies certain information contained in the Prospectus of FS Credit Real Estate Income Trust, Inc. dated March 2, 2021 (as so supplemented and amended, the “Prospectus”). Capitalized and/or defined terms used in this Supplement have the same meanings as in the Prospectus, unless otherwise stated herein.

You should carefully consider the “Risk Factors” beginning on page 37 of the Prospectus before you decide to invest in shares of our common stock.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of October 1, 2021;

•	to disclose the calculation of our August 31, 2021 net asset value (“NAV”) per share for all share classes;

•	to provide updates to our portfolio and our business; and

•	to provide an update on our monthly cash distributions.

October 1, 2021 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of October 1, 2021 (and repurchases as of September 30, 2021) is as follows:

Transaction Price (per share)
Class S	$25.2356
Class T	$25.0145
Class D	$25.0470
Class M	$25.1057
Class I	$24.4871
Class F*	$25.0614
Class Y*	$24.4463

*	We are offering Class F and Class Y shares in this offering only pursuant to our distribution reinvestment plan.

The October 1, 2021 transaction price for each of our share classes is equal to such class’s NAV per share as of August 31, 2021. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since August 31, 2021 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

August 31, 2021 NAV per Share

Our adviser calculates the NAV per share in accordance with the valuation guidelines approved by our board of directors for the purposes of establishing a price for shares sold in our public offering as well as establishing a repurchase price for shares repurchased pursuant to our share repurchase plan. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.fsinvestments.com and is made available on our toll-free telephone line at 877-628-8575. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. We have included a breakdown of the components of total NAV and NAV per share for August 31, 2021.

The following table provides a breakdown of the major components of our total NAV as of August 31, 2021 (dollar amounts in thousands):

Components of NAV	August 31, 2021
Loans receivable	$2,341,980
Mortgage-backed securities held-to-maturity	37,677
Mortgage-backed securities available-for-sale, at fair value	19,836
Cash and cash equivalents	28,874
Restricted cash	15,614
Other assets	18,687
Collateralized loan obligation, net of deferred financing costs	(964,221)
Repurchase agreements payable, net of deferred financing costs	(782,289)
Credit facility payable	(55,000)
Accrued stockholder servicing fees(1)	(290)
Other liabilities	(8,459)

Net asset value	$652,409

Number of outstanding shares	26,101,503

(1)

Stockholder servicing fees only apply to Class S, Class T, Class D and Class M shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a daily basis as such fee is accrued. Under U.S. generally accepted accounting principles (“GAAP”), we accrue future stockholder servicing fees in an amount equal to our best estimate of fees payable to the dealer manager at the time such shares are sold. As of August 31, 2021, we accrued under GAAP $30,379 of stockholder servicing fees payable to the dealer manager. As a result, the estimated liability for the future stockholder servicing fees, which are accrued at the time each share is sold, will have no effect on the NAV of any class. The dealer manager does not retain any of these stockholder servicing fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of August 31, 2021 (dollar amounts in thousands, except per share data):

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class M Shares	Class I Shares	Class F Shares	Class Y Shares	Total
Net asset value	$340,811	$33,147	$15,393	$66,214	$152,193	$22,487	$22,164	$652,409
Number of outstanding shares	13,505,292	1,325,120	614,556	2,637,389	6,215,233	897,265	906,648	26,101,503

NAV per Share as of August 31, 2021	$25.2356	$25.0145	$25.0470	$25.1057	$24.4871	$25.0614	$24.4463

Portfolio update

We continue to build upon our track record of generating a high level of current income with generally stable NAV performance. August was another month of strong activity as we closed on $297 million in loan originations, including:

•

Seven urban multifamily properties: Three of the loans were backed by well-occupied (~96% or higher), amenity-rich properties in Texas; a garden-style property in Austin, TX, and two mid-rise properties in San Antonio that are located near major regional employers including the San Antonio Medical Center and the USAA corporate headquarters. The fourth loan was collateralized by a high rise building near Center City Philadelphia, within easy walking distance to major employers, hospitals and universities, public transit, and nightlife. The fifth loan was backed by a midrise property near downtown Omaha, NE. The sixth loan was backed by a midrise property in an attractive neighborhood approximately two miles from downtown Seattle, WA that also provides easy access to Mercer Island, Bellevue, and Redmond, WA. The final loan was collateralized by a garden style multifamily property approximately 7 miles from the Colorado Springs, CO central business district.

•

Three suburban multifamily properties: Each of the three loans were collateralized by properties in the burgeoning U.S. Sunbelt region. The first loan was backed by a 3-story property in Decatur, GA, a top suburban Atlanta market that provides easy access to major local “eds & meds” employers. The second loan was backed by a three-story property approximately 18 miles from downtown Memphis, TN. The third loan was backed by a garden-style property in the Houston suburb of Cypress, TX. The property is located near one of the best elementary schools in Harris County, TX.

•

A portfolio of four industrial properties in Florida: Three of the properties are contiguous warehouses in Miami, FL located near downtown Miami and the Miami International Airport; the fourth property is approximately 20 miles from downtown Tampa and is supported by demand from a CSX train terminal as well as Florida’s largest port terminal.

Our portfolio remains well diversified by geography and property type with a focus on what we believe to be COVID-resilient originations since Q1 2020. Multifamily and industrial represented nearly three quarters of the portfolio (73.4%) as of August 31, 2021, while hospitality and retail comprised just 5.2%. The portfolio is comprised of 100% performing assets as of August 31, 2021. Additionally, the pipeline for new deal activity in September remains strong, backed by a diverse mix of what we believe to be COVID-resilient properties.

Distributions

On September 13, 2021, our board of directors declared our September 2021 cash distributions for each class of our common stock in the amounts per share set forth below:

Distribution
Class F Common Stock	$0.1710
Class Y Common Stock	$0.1710
Class T Common Stock	$0.1273
Class S Common Stock	$0.1273
Class D Common Stock	$0.1388
Class M Common Stock	$0.1388
Class I Common Stock	$0.1450

The distributions for each class of outstanding common stock are scheduled to be paid on September 30, 2021 to stockholders of record as of September 29, 2021. Distributions will be paid in cash or reinvested in shares of our common stock for stockholders participating in our distribution reinvestment plan.

The distribution amounts per share for September 2021 remained unchanged compared to recent prior months. However, our Adviser has recommended to our board of directors that October 2021 distribution amounts decrease by one (1) cent per share for each share class compared to September 2021 to ensure our distribution policy is aligned with the current market environment. The timing and amount of distributions are at the discretion of our board of directors and, as such, no assurance can be made as to the amount of any future distributions.